UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 6-K
________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2023
Commission File Number: 001-38281
________________________

PHAXIAM Therapeutics S.A.
(Translation of registrant’s name into English)
________________________

60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release dated October 3, 2023

On October 3, 2023, Phaxiam Therapeutics S.A. and Vetophage, a company specialized in phage therapy applied to animal health, issued a press release announcing the signature of a long-term strategic research partnership to combine their expertise in the research of new phages and phage-derived proteins (endolysins) in the fight against antimicrobial resistance.

Press Release dated October 4, 2023

On October 4, 2023, Phaxiam Therapeutics S.A. issued a press release announcing that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated October 3, 2023, informing it that Nasdaq has confirmed that the Company has regained compliance with the minimum bid price requirement pursuant to Nasdaq Listing Rule 5550(a)(2).

The full text of the press releases are attached as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBITS

Exhibit	Description

99.1	Press Release dated October 3, 2023.
99.2	Press Release dated October 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date:	October 5, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer